[Family Dollar Logo]

February 15, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Family Dollar Stores, Inc.

Form 10-K for the Fiscal Year Ended August 25, 2012

Filed October 19, 2012

File No. 1-6807

Dear Mr. Mew:

Set forth below are the responses on behalf of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission dated February 6, 2013 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended August 25, 2012, filed October 19, 2012 (the “Form 10-K”), referenced above. Following this introductory section is a specific response to each of the Staff’s four numbered comments, with the Staff’s comments in italics preceding each related response.

The Company places a high priority on providing clear and useful disclosures to the readers of its SEC filings, and always welcomes the opportunity to review its practices in an effort to improve its disclosures. Should the Staff, after review and consideration of the responses below, have further questions or comments, the Company would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Form 10-K for the fiscal year ended August 25, 2012

Item 6. Selected Financial Data, page 22

1.	We note your response to comment 1 of our letter dated December 14, 2012. We are not persuaded that the percentage growth in same store sales is not a ratio. While you discuss customer traffic and the dollar value of the average customer transaction as the reasons for the percentage increase in comparable store sales within Results of Operations, it is not clear why the percentage growth in net sales per square foot is not consistent with comparable store sales growth. In this regard, the growth in net sales per square foot appears to less. Given comparable store sales is a key metric used by the retail industry with no universal definition, please revise future filings to provide additional insight into the calculation of comparable store sales or an insightful discussion of the changes in this key metric addressing its relationship with the other selected financial data you have presented.

COMPANY RESPONSE:

In future filings, the Company will provide more insight into the calculation of comparable store sales similar to the disclosure included in the Company’s response letter dated January 18, 2013, as follows:

“Comparable store sales growth describes the change in net sales in any period for stores that are considered comparable to the prior period. Comparable store sales include net sales at stores that have been open more than 13 months. A store becomes comparable the first calendar week it has sales after 13 months of being opened. Stores that have been renovated, relocated, or expanded are included in the comparable store sales calculation to the extent they had sales during comparable weeks in each year.”

Regarding the relationship between comparable store sales and the growth in net sales per square foot, the Company believes the metrics do not measure the same information. Comparable store sales represent the change in sales attributable to stores that are open in both the current and prior period. Conversely, the sales per square foot metric represents total net sales divided by average total selling square footage. As a result, all stores are included in the sales per square foot calculation, including stores without a full year of sales. Additionally, new retail store locations generally do not immediately produce the same level of sales per square foot as established stores. As a result of these two factors, the growth in the sales per square foot metric is typically lower than the growth in comparable store sales. In future filings, the Company will provide a more insightful discussion about the relationship between comparable store sales and the growth in sales per square foot consistent with the discussion above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 27

Fee Development Program, page 28

Other Considerations, page 29

2.	We note your responses to comments 2 and 3 of our letter dated December 14, 2012. Please reconcile for us the purchase cost of $135.3 disclosed with your changes in property and equipment reflected in your response to comment 3. Also, please expand your disclosure in future filings to quantify significant capital expenditures discussed such as stores opened under the Fee Development Program.

COMPANY RESPONSE:

The $135.3 million disclosed in the “Fee Development Program” section of Management’s Discussion and Analysis represents the portion of the $603.3 million in total capital expenditures that specifically relates to the cost of stores constructed under the Fee Development Program. In future filings, the Company will expand its discussion of capital expenditures to quantify significant items, including those related to stores constructed under the Fee Development Program. The Company proposes a disclosure similar to the discussion below to be used in future filings:

“Capital expenditures for fiscal 2012 were $603.3 million. During fiscal 2012, the Company spent $204.8 million on new store locations (including $118.6 million for stores constructed under the Fee Development Program), $153.6 million on renovated, relocated or expanded stores (including $16.7 million for stores constructed under the Fee Development Program), $93.8 million on existing stores to support the Company’s significant merchandise expansions, and $83.9 million on supply-chain projects (including the completion of construction of the Company’s tenth distribution center and the start of the construction of the Company’s eleventh distribution center.”

Note 1. Description of Business and Summary of Significant Accounting Policies, page 41

Treasury share retirement, page 44

3.	We note your response to comment 4 of our letter dated December 14, 2012. Please revise to clearly state the method used to account for the retirement of repurchased shares. In this regard we note your calculation provided is based on the number of shares issued as of the retirement date whereas your disclosure refers to the total shares issued and outstanding as of the retirement date. Further, please disclose the cost flow assumption used in determining the shares to be retired and show us how you determined the total value of the shares to be retired and the average cost of $39.13.

COMPANY RESPONSE:

The Company accounts for treasury stock transactions under the cost method. For each reacquisition of common stock, the number of shares and the acquisition price for those shares is added to existing treasury stock count and total value. As a result, the average cost per share is re-averaged each time shares are acquired. Based on this calculation, the average cost of shares held in treasury at the retirement date was calculated to be $39.13 per share. This can also be calculated by dividing the total number of treasury shares (1,085,784 shares) into the total value of treasury stock ($42,485,000) disclosed in the Company’s Form 10-Q for the fiscal quarter ended November 26, 2011, filed January 5, 2012. The total value of shares retired was determined by multiplying $39.13, the average cost per share, by 29.4 million, the total number of shares retired. In future filings, the Company will clearly state its method used to account for the retirement of treasury shares consistent with the discussion above.

Additionally, the Company recognizes that its disclosure in the first footnote to the financial statements refers to the number of shares issued and outstanding as of the retirement date, but the calculation is performed based only on the number of shares issued as of the retirement date. In future filings, the Company will revise its disclosure to remove the reference to shares outstanding at the retirement date.

Note 12. Stock-Based Compensation, page 55

4.	We note your response to comment 5 of our letter dated December 14, 2012. We understand the performance adjustment represents shares issued that had not been previously granted. If our understanding is not correct, please further clarify. Otherwise, please explain how you determine the value of the shares not granted but subsequently issued and the basis for your accounting.

COMPANY RESPONSE:

The performance share adjustment represents the issuance of shares in connection with awards previously granted for which the service period has ended. There is one grant and one issuance of shares related to each award.

As discussed in our response letter dated January 18, 2013, awards are initially granted to employees assuming a target payout. The actual number of shares issued related to each award can range from 0% to 200% of the target payout, depending on the Company’s performance against certain metrics relative to its peer group. The amount of the share adjustment is the difference between the actual payout and the target payout.

The Company’s performance share rights have a service condition and performance condition. The service condition is an explicit requisite service period that is known at grant date and is generally three years. The performance condition is the Company’s performance against its peer group. In accordance with ASC 718, the Company values the performance share rights at the grant date based on the most probable outcome of payout and the most probable outcome is re-evaluated in each reporting period. As a result, the Company adjusts compensation cost throughout the term of the award to reflect its estimate of the most probable payout of shares. Upon vesting, the appropriate number of shares are issued and compensation cost reflects the total grant date fair value of those shares (i.e., shares issued multiplied by grant date fair value).

In future filings, the Company will expand its disclosure to clarify its performance share rights plan and further describe the performance adjustment consistent with the discussion above.

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704) 708-1985. On behalf of the Company, I thank you for your consideration of our responses.

Sincerely,

/s/ Mary A. Winston

Mary A. Winston

Executive Vice President and Chief Financial Officer

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